SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          UCI MEDICAL AFFILIATES, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)


                            COMMON STOCK 902633 10 6
                                 (CUSIP Number)


                                D. Michael Stout
                             511 Beltline Boulevard
                         Columbia, South Carolina 29205
                                 (803) 782-4051
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 1, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                        (Continued on following page(s))


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Cusip No. 902633 10 6

                                                      13D

1.    Name of Reporting Person
     IRS Identification No. of Above Person (Entities Only)
     D. Michael Stout

2.    Check the Appropriate Box if a Member of a Group
                 (a)  [  ]                 (b)  [   ]

3.    SEC Use Only

4.    Source of Funds
     N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization
     United States of America


     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power
     280,627 shares of Common Stock

8.    Shared Voting Power
     None

9.    Sole Dispositive Power
     280,627 shares of Common Stock

10.   Shared Dispositive Power
     None



11. Aggregate Amount Beneficially Owned by Each Reporting Person 280,627 shares of Common Stock

12. Check Box if the Aggregate Amount in Row (11) excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11) 4.6%

14.   Type of Reporting Person
     IN

The statement on Schedule 13D (the "Statement") filed on June 15, 1994 by D. Michael Stout, M.D., with respect to common stock, par value $0.05 per share ("Common Stock"), of UCI Medical Affiliates, Inc. is hereby amended by this Amendment No. 1 to reflect that the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock. Consequently, no restatement of the entire text of the Statement is required pursuant to Rule 191(a)(2)(ii) of Regulation S-T.

Item 1.  Security and Issuer.

Item 1 of the Statement is hereby amended by deleting the language contained under Item 1 of the Statement as originally filed and substituting in its place the following:

     "This Statement relates to the Common Stock. The principal executive office of UCI Medical Affiliates, Inc. is located at 1901 Main Street, Suite 1200, Columbia, SC 29201."

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting the language contained under Item 5 of the Statement as originally filed and substituting in its place the following:

(a)      (1) Amount Beneficially Owned:
         D. Michael Stout, M.D., has direct beneficial ownership of 280,627 shares of Common Stock as of February 15, 1998. This amount includes 21,667 shares of Common Stock that Dr. Stout has the right to acquire pursuant to currently exercisable options and options exercisable within 60 days following February 15, 1998, granted by the Company to Dr. Stout. It does not include 88,158 shares which may be acquired under options not currently exercisable and not exercisable within 60 days following February 15, 1998.

         (2)  Percent of Class:  4.6%

         (b)      Number of common shares as to which D. Michael Stout has:
         (i)      Sole power to vote or to direct the vote:  280,627
         (ii)     Shared power to vote or to direct the vote:  -0-
         (iii)    Sole power to dispose or direct the disposition of:  280,627
         (iv)     Shared power to dispose or direct the disposition of:  -0-

(c)      Transactions during past sixty days:
         (i)      Identify of person:  D. Michael Stout
         (ii)     Date of transaction:  December 30, 1997
         (iii)    Amount of securities:  500 shares of Common Stock
         (iv)     Price per share:  $2.25
         (v) Where and how transaction effected: open market purchase through broker

(d)      Not applicable.

(e) D. Michael Stout ceased to be the beneficial owner of more than five percent of shares of Common Stock on October 31, 1997.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:    February 19, 1998


                                                     /s/ D. Michael Stout, M.D.
                                                     D.   Michael Stout, M.D.